UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2026

Commission File Number: 001-40509

Brookfield Wealth Solutions Ltd.
(Translation of registrant’s name into English)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press Release dated July 16, 2026

99.2	Report on Voting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD WEALTH SOLUTIONS LTD.

Date: July 16, 2026	By:	/s/ Thomas Corbett
		Name:	Thomas Corbett
		Title:	Chief Financial Officer